

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

March 20, 2018

Via E-mail
Mr. Todd E. Cunfer
Chief Financial Officer
The Simply Good Foods Company
1050 17th Street, Suite 1500
Denver, Colorado 80265

 Re: **The Simply Good Foods Company**
   Form 10-K for the Fiscal Year ended August 26, 2017
   Filed November 9, 2017
   Response Letter dated March 8, 2018
   File No. 1-38115

Dear Mr. Cunfer:

 We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended August 26, 2017

Financial Statements

Note 16 – Segment and Customer Information, page 93

1. We note your response to prior comment 1, indicating that you believe disclosure of revenue for each group of similar products is not required to comply with FASB ASC 280-10-50-40, based on your assessment of the aggregation criteria applicable to operating segments under FASB ASC 280-10-50-11, or because revenues from certain groups of products are not material. However, your disclosure indicates that you believe you have just one operating segment, and have therefore not relied upon the aggregation guidance in formulating reportable segment disclosures. We also note your

Mr. Todd E. Cunfer
The Simply Good Foods Company
March 20, 2018

representation as to economic similarity in the response is limited to a description of certain product attributes that you consider to be common to all of your products, being "low carb," "low sugar," and "protein rich," and does not include any assessment or comparison of revenues, costs of revenues, or profitability of individual product groups.

Given the distinctions that you have made between various groups of products in describing your "core product portfolio" and the reasons for certain changes in operations in MD&A, it appears that such distinctions are important in describing and understanding various facets of your operations. Therefore, it is unclear how such distinctions would not be pertinent to meeting the disclosure requirements of FASB ASC 280-10-50-40.

If you continue to believe that incremental disclosure of revenues by product group is not important or required, and would like us to further consider your view, please submit an analysis of the economics of the products and groups that comprise your core product portfolio, including details for each period covered by your annual report and each quarter within those periods, as to revenues, costs of revenues, and margins, as well as product volumes, advertising expenditures and the distributor and channel metrics.

Please address all material variations between product groups, as to their relative significance, and for each product group, comparing performance during these periods, with explanations of any decisions or circumstances that account for such variations.

You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources